Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
Taking our
community commitment

to the next level.
First Niagara and NewAlliance share a core philosophy—the only way to be a successful community bank is to focus every day on meeting the needs of our customers and helping to make the communities we serve better places to live and work. Together, First Niagara and NewAlliance will take that commitment to the next level.
Every day, we support thousands of homeowners, businesses and community organizations:
•	NewAlliance has increased total loans outstanding by nearly $3.6 billion since going public in 2004. Since 2005, we have provided over $850 million in small business loans and over $125 million of community development loans, while increasing residential mortgages and home equity loans/lines outstanding by over $1 billion.

•	Since 2004, combined contributions by NewAlliance Bank and the NewAlliance Foundation have exceeded $36 million, including $18.3 million the Foundation contributed to Mayor DeStefano’s First City Fund.

•	First Niagara has increased total loans outstanding in the markets it serves by $6.7 billion since 2004, including providing $1.9 billion in small business loans, and increased residential mortgages and home equity loans/lines of credit outstanding by over $1.8 billion.

•	Since 2004, the First Niagara Foundation has contributed over $18 million to charities in its communities and its employees have performed 12,600 hours of community service.
The financial crisis has forced many banks to scale back. By contrast, First Niagara and NewAlliance have been steadily growing and together will do even more to provide real economic stimulus to our communities by:
•	Keeping decision-making local. All key banking, credit and philanthropic decisions will be made by people who live and work in our communities.

•	Continuing to be a major employer in Connecticut. New Haven will serve as the New England Market Center for the combined company. As we continue to grow in New England, we expect to add new jobs and increase career opportunities for our employees.

•	Increasing our support for local community organizations. In addition to the NewAlliance Foundation continuing, First Niagara will increase its Foundation by $7.5 million and extend its grant-making into Connecticut and Massachusetts.
In the near future we plan to announce additional commitments that will have an additional positive impact on the people of New Haven and the other communities we serve in Connecticut and Massachusetts.
We look forward to showing you what we can do together.

Peyton R. Patterson	John R. Koelmel
Chairman and Chief Executive Officer	President and Chief Executive Officer
NewAlliance Bank	First Niagara

NewAlliance Bank MEMBER FDIC	First Niagara Bank, N.A. MEMBER FDIC
In connection with the proposed merger, First Niagara Financial Group, Inc. (“FNFG”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. (“NewAlliance”) and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.
Certain of the above statements constitute forward-looking statements with respect to the financial condition and results of operations of First Niagara Financial Group, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) changes in the interest rate environment; (2) competitive pressure among financial services companies; (3) general economic conditions including an increase in non-performing loans that could result from an economic downturn; (4) changes in legislation or regulatory requirements; (5) difficulties in continuing to improve operating efficiencies; (6) difficulties in the integration of acquired businesses; and (7) increased risk associated with an increase in commercial real estate and business loans and non-performing loans.